U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington D.C. 20549

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING

                                  (Check One):

      [ ] Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                          For the Period Ended: June 30, 2002

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                          Part I - Registrant Information

Full Name of Registrant: BuckTV.com, Inc.

Former Name if Applicable: Oleramma, Inc

Address of Principal Executive Office:

865 N Lamb Blvd, Suite 13, PMB 301, Las Vegas, NV 89110

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or Expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:
(Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                             Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

Management, in conjunction with the Company's auditors, is still working to complete the necessary financial reports for the period ended June 30, 2002. As a result, additional time is needed to file the report.

                         Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Larry Hunter (719) 686-0291

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months
(or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  BUCKTV.COM, INC.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 14, 2002       By  /s/ Larry Hunter
                                 ------------------------
                             Larry Hunter, President
                             BuckTV.com, Inc.
                             865 N Lamb Blvd, Suite 13,
                             PMB 301,
                             Las Vegas, NV 89110





                                     ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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